PARSONS/BURNETT, LLP

Attorneys

www.pblaw.biz

James B. Parsons

Robert J. Burnett

Admitted in Wa., Or. & CNMI

Admitted in Wa.

jparsons@pblaw.biz

rburnett@pblaw.biz

2070 Skyline Tower

505. W. Riverside Avenue, Suite 500

10900 NE Fourth Street

Spokane, Washington, 99201

Bellevue, Washington 98004

Ph: (509) 252-5066

Ph: (425) 451-8036

Fax: (509) 252-5067

Fax: (425) 451-8568

VIA EDGAR CORRESPONDENCE ONLY

November 29, 2007

H. Christopher Owings

Assistant Director

Dept. of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Grower’s Direct Coffee Company, Inc., (f/k/a Coffee Pacifica, Inc.)

Amendment No. 2 to Registration Statement on Form SB-2

Filed November 2, 2007

File No. 333-142601

Dear Mr. Owings:

This letter is in response to your comment letter (the “Comment Letter”) dated November 26, 2007, with regard to the Form SB-2 filing of Grower’s Direct Coffee Company, Inc. f/k/a Coffee Pacifica, Inc., a Nevada corporation (“Grower’s Direct” or the "Company") originally filed on May 3, 2007.   Our responses herein are keyed to the corresponding comment number from your Comment Letter.

General

1.

We have updated financial and share ownership information as of the period ended September 30, 2007 throughout the document; specifically with respect to the Security Ownership table and Management’s Discussion and Analysis section.

We have also updated the Prospectus to accurately reflect two recent events related to the Company, to wit: a) the Company recently changed its name to Grower’s Direct Coffee Company, Inc. and adopted a new trading symbol (“GWDC.OB”); and b) Mr. Jon Yogiyo recently resigned his position as a member of the Company’s board of directors, effective November 28, 2007.  Finally, we have also made several general grammatical and spelling edits.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Grower’s Direct in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ James B. Parsons

JAMES B. PARSONS

JBP:aqs